================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 October 3, 2006

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Stuart MacKenzie
    ------------------------------------
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: 3 October 2006

                            (LIHIR GOLD LIMITED LOGO)

LIHIR GOLD LIMITED                                           STOCK MARKET CODES:
INCORPORATED IN PAPUA NEW GUINEA                             ASX -- LHG
ARBN 069 803 998                                             NASDAQ -- LIHR
                                                             POMSOX - LHG

October 3, 2006

                        CHANGE TO LIHIR GOLD'S ADS RATIO

Lihir Gold Ltd is to restructure its US Approved Depositary Shares (ADS) program to improve liquidity in the securities.

The program previously has been structured such that one ADS represented 20 ordinary Lihir Gold shares.

As of October 3, the number of ordinary shares represented by each ADS is reduced to 10.

ADS holders of record at the close of business on October 2, 2006, receive one additional ADS for each ADS held.

ADS certificates will be overstamped to reflect the ratio change, and holders are not required to take any action. ADSs currently in circulation will not be called in for exchange and will automatically represent the new ratio.

The following statement has been issued by the program Depositary, The Bank of New York.

FOR FURTHER INFORMATION:
INVESTOR RELATIONS MANAGER JOE DOWLING.

PH +61 7 3318 3308, MOBILE: 0421 587 755
JOE.DOWLING@LIHIR.COM.PG

The Bank of New York
101 Barclay Street, 22W
New York, NY 10286
USA

                                                     (THE BANK OF NEW YORK LOGO)

                              NOTICE TO HOLDERS OF
                 AMERICAN DEPOSITARY SHARES ("ADS") EVIDENCED BY
                         AMERICAN DEPOSITARY RECEIPTS OF

                               LIHIR GOLD LIMITED
                                CUSIP# 532349107

Dear ADR Holder:

Pursuant to the Deposit Agreement dated as of October 5, 1995, amended and restated as of October 2, 2006 among Lihir Gold Limited ("The Company"), The Bank of New York as Depositary, and all Owners and Beneficial Owners of American Depositary Receipts ("ADRs") issued hereunder, The Bank of New York hereby notifies such Holders as follows:

     THE CURRENT RATIO OF ONE (1) AMERICAN DEPOSITARY SHARE REPRESENTING TWENTY
     (20) ORDINARY SHARES HAS CHANGED. THE NEW RATIO WILL BE ONE (1) AMERICAN DEPOSITARY SHARE REPRESENTING TEN (10) ORDINARY SHARES FOR HOLDERS OF RECORD ON OCTOBER 2, 2006 AND PAYABLE ON OCTOBER 3, 2006.

To effect such ratio change, holders of record of ADSs as of the close of business on October 2, 2006, will receive one (1) additional ADSs for every one
(1) ADS held on the record date and will be payable on October 3, 2006.

(PLEASE NOTE THAT THE ADSS YOU PRESENTLY HOLD WILL NOT BE CALLED IN FOR EXCHANGE AND WILL AUTOMATICALLY REPRESENT THE NEW RATIO).

The Ratio change will take effect as of October 3, 2006.

Should you require additional clarification, please contact the Bank of New York's Investor Relations Department at 1-888-BNY-ADRS.


                                        ----------------------------------------
                                                 THE BANK OF NEW YORK,
                                                     AS DEPOSITARY

DATED: OCTOBER 2, 2006